Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther to Announce Fourth Quarter and Year End 2020 Financial Results and Host Conference Call/Webcast

Vancouver – February 26, 2021 – Great Panther Mining Limited (TSX: GPR; NYSE-A: GPL) (“Great Panther” or “the Company”) has scheduled the release of its fiscal year 2020 financial results for Thursday, March 4, 2021, before market open.

The Company will host a conference call and webcast on Thursday, March 4, 2021, at 9:00 AM PT/12:00 PM ET. Shareholders, analysts, investors and media are invited to join by logging in or calling in to the details below.

Webcast:	https://www.greatpanther.com/investors/webcasts/
Canada/USA TF:	1-800-319-4610
International Toll:	+1-604-638-5340

A replay of the webcast will be available on the Webcasts section of Great Panther’s website approximately one hour after the conference call. Audio replay will be available until April 4, 2021, by calling the numbers below using the replay access code 6298.

Canada/USA TF:	1-800-319-6413
International Toll:	+1-604-638-9010
Replay Access Code:	6298

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange under the symbol GPR and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com